SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

FELCOR LODGING TRUST INCORPORATED
(Name of Issuer)
$1.95 Series A Cumulative Convertible Preferred Stock (the “Series A Stock”)
Depositary Shares (the “Depositary Shares”) representing
8% Series C Cumulative Redeemable Preferred Stock (the “Series C Stock”)
(Title of Class of Securities)
31430F200
31430F507
(CUSIP Number)
Dhananjay M. Pai
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas, 21st Floor
New York, NY 10019
Phone: (212) 649-9500
(Name, address and telephone number of person authorized to
receive notices and communications)
September 2, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 7. Materials to be Filed as Exhibits
SIGNATURES
EX-99.3

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	2	of	12	Pages

(1)	NAME OF REPORTING PERSONS PSAM Texas Master Fund Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,176 shares of Series A Stock 3,334 Depositary Shares, representing 33.34 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%[1]

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1 The percentages used herein and in the rest of the Schedule 13D are calculated based upon an aggregate of 19,678,475 shares of Series A Stock and Depositary Shares currently outstanding, which consists of 12,880,475 shares of Series A Stock currently outstanding and 6,798,000 Depositary Shares representing 67,980 shares of Series C Stock currently outstanding, as reported in the Company’s Definitive Information Statement on Schedule 14C filed on August 13 , 2010.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	3	of	12	Pages

(1)	NAME OF REPORTING PERSONS Spartan Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	4	of	12	Pages

(1)	NAME OF REPORTING PERSONS Synapse I LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,579 shares of Series A Stock 1,693 Depositary Shares, representing 16.93 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	5	of	12	Pages

(1)	NAME OF REPORTING PERSONS PSAM WorldArb Master Fund Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,210 shares of Series A Stock 49,558 Depositary Shares, representing 495.58 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	6	of	12	Pages

(1)	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management GP LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	7	of	12	Pages

(1)	NAME OF REPORTING PERSONS P. Schoenfeld Asset Management LP

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	8	of	12	Pages

(1)	NAME OF REPORTING PERSONS Peter M. Schoenfeld

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(7)	SOLE VOTING POWER

NUMBER OF	-0-

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	-0-

WITH	(10)	SHARED DISPOSITIVE POWER

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

331,133 shares of Series A Stock 73,335 Depositary Shares, representing 733.35 shares of Series C Stock

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	9	of	12	Pages
     This Amendment No. 1 amends the Schedule 13D filed on August 26, 2010 (the “Original Schedule 13D”). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Item 7 as set forth below.
     Item 7. Materials to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented by the addition of the following:
          Exhibit 3: Letter Agreement by and between P. Schoenfeld Asset Management LP and Perella Weinberg Partners Xerion Master Fund Ltd.

CUSIP Nos.	31430F200, 31430F507	SCHEDULE 13D/A	Page	10	of	12	Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
     DATED: September 2, 2010

/s/ Peter M. Schoenfeld
Peter M. Schoenfeld, (i) individually; (ii) as
managing member of (a) P. Schoenfeld Asset Management GP LLC, for itself and as the general partner of P. Schoenfeld Asset Management LP; and (b) Synapse I, LLC for itself and as the general partner of Spartan Partners, LP; and (iii) as director of PSAM WorldArb Master Fund Ltd. and PSAM Texas Master Fund Ltd.